- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                               ----------------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-9864...................................................

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                TENNECO AUTOMOTIVE HOURLY EMPLOYEES SAVINGS PLAN

                               111 PFINGSTEN ROAD
                           DEERFIELD, ILLINOIS 60015

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of the
Tenneco Automotive Hourly Employees Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Tenneco Automotive Hourly Employees Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the supplemental schedules referred to in the accompanying table of contents are the responsibility of Tenneco Automotive management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
June 21, 1996.

                               TENNECO AUTOMOTIVE
                               ------------------

                         HOURLY EMPLOYEES SAVINGS PLAN
                         -----------------------------


                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------



                               TABLE OF CONTENTS
                               -----------------

                                                                   Page(s)
                                                                   -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                               1


FINANCIAL STATEMENTS

  Statements of Net Assets Available for Plan Benefits,
  with Fund Information, as of December 31, 1995 and 1994            2-3

  Statements of Changes in Net Assets Available for Plan Benefits,
  with Fund Information, for the Years Ended December 31, 1995
  and 1994                                                           4-5


NOTES TO FINANCIAL STATEMENTS                                        6-11


SUPPLEMENTAL SCHEDULES

  Item 27a--Schedule of Assets Held for Investment Purposes       Schedule I

  Item 27d--Schedule of 5% Reportable Transactions                Schedule II

                               TENNECO AUTOMOTIVE
                               ------------------

                         HOURLY EMPLOYEES SAVINGS PLAN
                         -----------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------

                                                           Fund Information
                           -----------------------------------------------------------------------------
                                                         Participant Directed
                           ------------------------------------------------------------------------------
                                                             Intermediate       Small          Large
                                             Government         Fixed            Cap            Cap
                             Investment        Money           Income           Growth         Growth
                             Grade Bond     Investments      Investments      Investments   Investments
          ASSETS                Fund           Fund             Fund             Fund           Fund
- ---------------------------  -----------  -------------     -------------   --------------  -------------
INVESTMENTS, at fair
 market value:
   Cash and cash equivalents     $  -       $232,270           $      -        $      -        $      -
   Mutual funds                   142              -            424,180         278,228         453,505
   Common stock, Tenneco Inc.       -              -                  -               -               -
                                 ----       --------           --------        --------        --------
       Total investments          142        232,270            424,180         278,228         453,505
                                 ----       --------           --------        --------        --------
RECEIVABLES:
   Employer contributions           -              -                  -               -               -
   Participants contributions       -         62,669            109,152          74,722         122,317
   Accrued interest and
    dividends                       -             23                 56              90              88
   Other                            -            231                423             278             452
                                 ----       --------           --------        --------        --------
       Total receivables           -          62,923            109,631          75,090         122,857
                                 ----       --------           --------        --------        --------
 NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                  $142       $295,193           $533,811        $353,318        $576,362
                                 ====       ========           ========        ========        ========

                                --------------------------------------------
                                                    Non-
                                                 Participant
                                                  Directed
                               -------------    ------------
                                 Large Cap       Tenneco Inc.
                                Value Equity        Common
                                Investments         Stock
                                   Fund             Fund            Total
                                 ---------        ---------       ----------
INVESTMENTS, at fair
 market value:
    Cash and cash equivalents     $      -         $      -        $  232,270
    Mutual funds                   637,396                -         1,793,451
    Common stock, Tenneco Inc.           -          622,198           622,198
                                  --------         --------        ----------
       Total investments           637,396          622,198         2,647,919
                                  --------         --------        ----------
RECEIVABLES:
   Employer contributions                -          160,917           160,917
   Participants contributions      165,123                -           533,983
   Accrued interest and
     dividends                         182            4,058             4,497
   Other                               635           14,021            16,040
                                  --------         --------        ----------
       Total receivables           165,940          178,996           715,437
                                  --------         --------        ----------
 NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                   $803,336         $801,194        $3,363,356
                                  ========         ========        ==========


    The accompanying notes are an integral part of this financial statement.

                               TENNECO AUTOMOTIVE
                               ------------------

                         HOURLY EMPLOYEES SAVINGS PLAN
                         -----------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
   --------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1994
                            -----------------------

                                                                          Fund Information
                                         -------------------------------------------------------------------------------------
                                                                                                           Non-
                                                                                                        Participant
                                                           Participant Directed                           Directed
                                         -----------------------------------------------------------   -------------
                                                            Investment   Premium                         Tenneco Inc.
                                              Cash             Grade      Total                             Common
                                           Portfolio           Bond      Return   Appreciation   Loan       Stock
                 ASSETS                       Fund             Fund       Fund        Fund       Fund        Fund       Total
                 ------                   ----------        ----------   -------  ------------  -----    ------------  --------
INVESTMENTS, at fair market value:
   Cash Portfolio Fund                      $43,039          $     -     $     -    $     -     $    -    $      -     $ 43,039
   Bond Fund                                      -           53,833           -          -          -           -       53,833
   Return Fund                                    -                -      53,339          -          -           -       53,339
   Appreciation Fund                              -                -           -     50,188          -           -       50,188
   Common Stock, Tenneco Inc.                     -                -           -          -          -      65,243       65,243
                                            -------          -------     -------    -------     ------     -------     --------
      Total investments                      43,039           53,833      53,339     50,188          -      65,243      265,642
                                            -------          -------     -------    -------     ------     -------     --------
LOANS TO PARTICIPANTS                             -                -           -          -      1,744           -        1,744

RECEIVABLES:
   Employer contributions                         -                -           -          -          -       2,755        2,755
   Participants contributions                 1,926            2,020       2,709      2,486          -           -        9,141
   Accrued interest and dividends                 2                3           2          2          -           -            9
   Loans                                          -               37          51         49       (137)          -            -
                                            -------          -------     -------    -------     ------     -------     --------
      Total receivables                       1,928            2,060       2,762      2,537       (137)      2,755       11,905
                                            -------          -------     -------    -------     ------     -------     --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $44,967          $55,893     $56,101    $52,725     $1,607     $67,998     $279,291
                                            =======          =======     =======    =======     ======     =======     ========

    The accompanying notes are an integral part of this financial statement.

                               TENNECO AUTOMOTIVE
                               ------------------

                         HOURLY EMPLOYEES SAVINGS PLAN
                         -----------------------------


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
   -------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                                                                              Fund Information
                           ----------------------------------------------------------------------------------------------------


                                                                             Participant Directed
                           ----------------------------------------------------------------------------------------------------

                                            Investment      Premium                      Government    Intermediate    Small Cap
                                 Cash         Grade          Total                          Money      Fixed Income     Growth
                               Portfolio      Bond          Return      Appreciation     Investments    Investments   Investments
                                 Fund         Fund           Fund           Fund            Fund           Fund          Fund
                            -------------    ---------     ----------   -------------   --------------   ----------     ---------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Investment income-
  Net appreciation
   (depreciation) in fair
   market value of
   investments               $         -      $  8,418       $  3,379       $  7,110   $            -      $  4,043     $(31,294)
  Interest and dividends           1,294         1,863          1,961            172            2,257         6,724       41,048
                            ------------    ----------    -----------  -------------   --------------   -----------    ---------
                                   1,294        10,281          5,340          7,282            2,257        10,767        9,754

 Loan payments from
  participants                         -           437            585            585                -             -            -

 Contributions-
  Employer                             -             -              -              -                -             -            -
  Participants                     2,189         1,042          1,807          1,726          276,908       521,141      341,834
  Rollovers                            -             -              -              -           10,869         1,000        1,000
                            ------------    ----------    -----------  -------------   --------------   -----------    ---------

   Total additions                 3,483        11,760          7,732          9,593          290,034       532,908      352,588
                            ------------    ----------    -----------  -------------   --------------   -----------    ---------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Benefits paid to
  participants                    45,571        66,272         60,545         59,333            1,059           410          116
                            ------------    ----------    -----------  -------------   --------------   -----------    ---------

TRANSFERS BETWEEN FUNDS           (2,879)       (1,239)        (3,288)        (2,985)           6,218         1,313          846
                            ------------    ----------    -----------  -------------   --------------   -----------    ---------

   Net increase/(decrease)       (44,967)      (55,751)       (56,101)       (52,725)         295,193       533,811      353,318

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
  Beginning of period             44,967        55,893         56,101         52,725                -             -            -
                            ------------    ----------    -----------  -------------   --------------   -----------    ---------

  End of period              $         -      $    142   $         -    $          -         $295,193      $533,811     $353,318
                           =============    ==========    ===========  =============   ==============   ===========    =========



                                                  Fund Information
                           --------------------------------------------------------------
                                                                    Non-
                                                                 Participant
                                  Participant Directed            Directed
                           ------------------------------------ -------------
                              Large Cap    Large Cap              Tenneco
                               Growth        Value                  Inc.
                             Investments    Equity                 Common
                                Fund      Investments    Loan      Stock       Total
                                             Fund        Fund       Fund
                            ------------  -----------  ---------- ----------  -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Investment income-
  Net appreciation
   (depreciation) in fair
   market value of
   investments               $   (16,151)      $3,548      $    -    $44,288      $23,341
  Interest and dividends          20,538       22,869           -      4,394      103,120
                            ------------  -----------  ---------- ----------  -----------
                                   4,387       26,417           -     48,682      126,461
 Loan payments from
  participants                         -            -      (1,607)         -            -

 Contributions-
  Employer                             -            -           -    749,142      749,142
  Participants                   570,211      775,096           -          -    2,491,954
  Rollovers                        1,000        1,000           -          -       14,869
                            ------------  -----------  ---------- ----------  -----------


   Total additions               575,598      802,513      (1,607)   797,824    3,382,426
                            ------------  -----------  ---------- ----------  -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Benefits paid to
  participants                       233          283           -     64,539      298,361
                            ------------  -----------  ---------- ----------  -----------

TRANSFERS BETWEEN FUNDS              997        1,106           -        (89)           -
                            ------------  -----------  ---------- ----------  -----------

   Net increase/(decrease)       576,362      803,336      (1,607)   733,196    3,084,065

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
  Beginning of period                  -            -       1,607     67,998      279,291
                             ------------  -----------  ---------- ----------  -----------
  End of period
                                $576,362     $803,336   $       -   $801,194   $3,363,356
                             ============  ===========  ========== ==========  ===========




   The accompanying notes are an integral part of this financial statement.

                              TENNECO AUTOMOTIVE
                              ------------------

                         HOURLY EMPLOYEES SAVINGS PLAN
                         -----------------------------


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
   -------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                      FOR THE YEAR ENDED DECEMBER 31, 1994
                      ------------------------------------

                                                                                 Fund Information
                                            ----------------------------------------------------------------------------------------

                                                                                                               Non-
                                                                                                           Participant
                                                            Participant Directed                             Directed
                                            -----------------------------------------------------------    ------------
                                                           Investment  Premium                             Tenneco Inc.
                                               Cash          Grade      Total                                 Common
                                            Portfolio        Bond      Return    Appreciation     Loan         Stock
                                               Fund          Fund       Fund         Fund         Fund         Fund      Total
                                         --------------   ---------   --------  ------------  ----------  -----------  --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income-
   Net (depreciation) in fair market
    value of investments                     $     -         $(7,297)  $(2,415)       $(3,970)  $     -       $(13,303)  $(26,985)
 Interest and dividends                           1,103        4,445     3,472          3,512        48          1,805     14,385
                                             ----------    ---------   -------      ---------    -------      --------   --------
                                                  1,103       (2,852)    1,057           (458)       48        (11,498)   (12,600)
                                             ----------    ---------   -------      ---------    -------      --------   --------
 Loan payments from participants                      -          200       778            763    (1,741)             -          -

 Contributions-
   Employer                                            -           -         -              -          -        48,255     48,255
   Participants                                  24,876       34,956    34,653         33,784          -             -    128,269
   Rollover                                       3,828            -         -              -          -             -      3,828
                                             ----------    ---------   -------      ---------    -------      --------   --------
     Total additions                             29,807       32,304    36,488         34,089     (1,693)       36,757    167,752
                                             ----------    ---------   -------      ---------    -------      --------   --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED
 TO:
  Benefits paid to participants                   2,280        3,215     6,173          6,358         -              -     18,026
                                             ----------    ---------   -------      ---------    -------      --------   --------

     Net increase (decrease)                     27,527       29,089    30,315         27,731    (1,693)        36,757    149,726

LOANS TO PARTICIPANTS                                 -         (625)   (1,350)        (1,325)    3,300              -          -

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                            17,440       27,429    27,136         26,319         -         31,241    129,565
                                             ----------    ---------   -------      ---------    -------      --------   --------

  End of period                                 $44,967      $55,893   $56,101        $52,725   $ 1,607       $ 67,998   $279,291
                                             ==========    =========   =======      =========    =======      ========   ========

    The accompanying notes are an integral part of this financial statement.

                               TENNECO AUTOMOTIVE
                               ------------------

                         HOURLY EMPLOYEES SAVINGS PLAN
                         -----------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------



(1)  Description of Plan-
     --------------------

     General-
     --------

     Tenneco Automotive (the "Company") established the Tenneco Automotive Hourly Employees Savings Plan (the "Plan") on April 1, 1993. Administration of the Plan is the responsibility of the Tenneco Automotive Benefits Committee and Smith Barney Trust Company (the "Trustee"). The Trustee replaced Frontier Trust Company effective July 1, 1995. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility-
     ------------

     All hourly, nonunion employees of participating companies, who have completed one year of service are eligible to become participants of the plan. Effective July 1, 1994, two Walker Manufacturing Company plants in Smithville, Tennessee and Haleyville, Alabama joined the Plan. A Monroe Auto Equipment Company plant in Newark, Delaware joined the plan effective March 1, 1995. Effective July 1, 1995, seven Walker Manufacturing Company plants and six Monroe Auto Equipment Company plants joined the Plan.

     Contributions-
     --------------

     Any participant may elect to make annual contributions to the Plan in an amount not to exceed 8% of the participant's annual compensation. Such contributions, including any accumulated earnings thereon, remain fully vested at all times.

     The participating companies will match a percentage of the participant's contribution with Tenneco Inc. Common Stock. The Company match percentage is based on the participant's years of participation in the Plan, as follows:



 Years of Participation   Percentage Matched
- -----------------------   ------------------
0 but less than 1                30%

1 but less than 2                40%

2 or more                        50%

  A participant's vested interest in the Company's matching contributions is determined in accordance with the following schedule.



                     Years of Service    Percentage Vested
                    -----------------    -----------------
                    0 but less than 2            0%
                    2 but less than 3           20%
                    3 but less than 4           40%
                    4 but less than 5           60%
                    5 but less than 6           80%
                    6 or more                  100%

  Forfeitures are used to reduce Company matching contributions.

  As of December 23, 1994, the Tenneco Automotive Brake Division was sold, resulting in the Cartersville participants being automatically fully vested in Company matching contributions at year end.

  Participant Accounts-
  ---------------------

  Individual accounts are maintained for each of the Plans participants to reflect the participants contributions and related employer matching contributions as well as the participants share of the Plans income. Allocations of income are based on the proportion that each participants account balance bears to the total of all participant account balances.

  Investment Options-
  -------------------

  Employee contributions are invested at the discretion of the participants in the following Consulting Group Capital Markets mutual and money market funds effective July 1, 1995. Previously, under Frontier Trust Company, participants had invested in Smith Barney Shearson mutual and money market funds.

     Consulting Group Capital Markets Funds:
     ---------------------------------------

     GOVERNMENT MONEY INVESTMENTS
     (Option 1) - The fund seeks to provide maximum current income to the extent consistent with the maintenance of liquidity and the preservation of capital by investing exclusively in short-term securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements with respect to those securities.

     INTERMEDIATE FIXED INCOME INVESTMENTS
     (Option 2) - The fund seeks current income and reasonable stability of principal. The fund seeks to achieve its objectives through investment in high quality fixed income securities.

     SMALL CAPITALIZATION GROWTH INVESTMENTS
     (Option 3) - The fund seeks maximum capital appreciation through investment of at least 65% of the portfolios assets in the common stock of emerging growth companies.

     LARGE CAPITALIZATION GROWTH INVESTMENTS
     (Option 4) - The fund seeks substantial capital appreciation by investing primarily in a diversified portfolio of common stocks that are characterized by a growth of earnings at a rate faster than that of the S&P 500.

     LARGE CAPITALIZATION VALUE EQUITY INVESTMENTS
     (Option 5) - The fund seeks total return consisting of capital appreciation and dividend income by investing primarily in a diversified portfolio of highly liquid common stocks.

     Smith Barney Shearson Funds:
     ----------------------------

     CASH PORTFOLIO FUND
     (Option 1) - The fund maximizes current income consistent with the preservation of capital and liquidity by investing in high quality, short-term money market instruments.

     INVESTMENT GRADE BOND FUND
     (Option 2) - The fund seeks a high level of current income and preservation of capital by investing in bonds and other income producing securities.

     PREMIUM TOTAL RETURN FUND
     (Option 3) - The fund seeks high current return by investing in dividend-paying common stocks.

     APPRECIATION FUND
     (Option 4) - The fund seeks long-term capital appreciation by investing in equity securities.

  The employer matching contributions are invested in Tenneco Inc. Common Stock.

  Employee Loans-
  ---------------

  Participants may borrow up to 50% of their employee contribution account, subject to a minimum loan of $1,000 and a maximum loan of $50,000. Loans are repayable through payroll deductions over periods ranging up to 54 months.
  The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. There were no loans outstanding as of December 31, 1995. Two loans were outstanding as of December 31, 1994, at an interest rate of 7%.

(2)  Significant Accounting Policies-
     --------------------------------

     Basis of accounting-
     --------------------

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Income recognition-
     -------------------

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Investment valuation-
     ---------------------

     Cash equivalents are stated at cost which approximates fair market value. Other investments are stated at fair market value as determined by the trustee by reference to published market data. Common stock of Tenneco Inc., the parent of the Company, is carried at market value based upon the last sales price during the Plan year as reported by the New York Stock Exchange.

     Net appreciation (depreciation) in fair market value of investments-
     --------------------------------------------------------------------

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair market value of investments.

     Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

     Administrative expenses-
     ------------------------

     The Company pays all administrative expenses of the Plan except for the administrative costs of mutual funds and loan processing fees.

     Accounting estimates-
     ---------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plans management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(3)  Investments-
     ------------

     The Trustees of the Plan held the Plan's investments and executed transactions therein.

  The fair market values of individual assets that represent 5% or more of the Plans net assets as of December 31, 1995, are as follows:

Capital Markets Funds Government Money    $232,270
  Investments

Capital Markets Funds Intermediate         424,180
 Fixed Income Investments

Capital Markets Funds Small Cap Growth     278,228
 Investments

Capital Markets Funds Large Cap Growth     453,505
 Investments

Capital Markets Funds Large Cap Value      637,396
 Equity Investments

Tenneco Inc. Common Stock                  622,198

     During 1995 and 1994, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


                                            1995       1994
                                          -------    --------
Net realized/unrealized gains (losses)
 on investments-
 Mutual funds                             $(20,947)  $(13,682)
 Common stock                               44,288    (13,303)
                                          --------   --------
   Net realized/unrealized gains
    (losses) on investments               $ 23,341   $(26,985)
                                          ========   ========

(4)  Benefits Paid to Participants-
     ------------------------------

     Benefits paid to participants represent the amount paid to participants who terminated employment during the year, as determined by their vesting status at the time of termination. At December 31, 1995, $10,969 included in net assets available for plan benefits is payable to terminated employees who have withdrawn from the Plan.

(5)  Income Tax Status-
     ------------------

     The Plan received a favorable determination letter dated January 3, 1996, from the Internal Revenue Service on the latest Plan amendment. The plan administrator and legal counsel believe the Plan continues to operate in compliance with the applicable requirements of the IRC.

(6)  Plan Termination-
     -----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(7)  Subsequent Events-
     ------------------

     Effective May 1, 1996, Walker Manufacturing Company's nonunion, hourly employees at the Goshen, Indiana plant joined the Plan. Effective January 1, 1997, the Plan will be combined with various other Tenneco Inc., the parent company of the Company, hourly savings plans resulting in a change in Trustee and recordkeeper.

                                                                      SCHEDULE I



                               TENNECO AUTOMOTIVE
                               ------------------

                          HOURLY EMPLOYEE SAVINGS PLAN
                          ----------------------------


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------

                                                                     Market
                                            Shares        Cost       Value
                                           -----------   ---------   --------
Smith Barney Investment Grade Bond Fund          10.706        $133        $142

Consulting Group Capital Markets Funds:

  Government Money Investments Portfolio    232,270.420     232,270     232,270

  Intermediate Fixed Income Investments
   Portfolio                                 51,353.545     420,145     424,180

  Small Capitalization Growth Investments
   Portfolio                                 17,665.246     309,519     278,228

  Large Capitalization Growth Investments
   Portfolio                                 37,020.804     469,658     453,505

  Large Capitalization Value Equity
   Investments Portfolio                     58,103.601     633,862     637,396

Tenneco Inc. Common Stock                    12,538.000     577,910     622,198
                                                         ----------  ----------
     Total investments                                   $2,643,497  $2,647,919
                                                         ==========  ==========

                                                                     SCHEDULE II

                               TENNECO AUTOMOTIVE
                               ------------------

                         HOURLY EMPLOYEES SAVINGS PLAN
                         -----------------------------


                Item 27d--SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                ------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------


                                            Total         Total           Dollar        Dollar
                                          Number of       Number         Value of      Value of
              Description                 Purchases      of Sales       Purchases       Sales           Gain
              -----------                 ---------     ---------      -----------   -----------      -------
Smith Barney Money Funds, Inc. Cash
 Portfolio                                        -             9       $        -    $   54,984       $    -

Smith Barney Shearson Investment Grade
 Bond Fund                                        -            12                -        67,074        8,409

Smith Barney Shearson Premium Total
 Return Fund                                      -            12                -        63,248        3,379

Smith Barney Shearson Appreciation Fund           -            12                -        61,733        7,110

Capital Markets Funds Reserve Deposit
 Account                                         20            18        1,973,862     1,969,804            -

Capital Markets Funds Government Money
 Investments                                     13             -          233,591             -            -

Capital Markets Funds Intermediate
 Fixed Income Investments                        12             -          421,073             -            -

Capital Markets Funds Small Cap Growth
 Investments                                     12             -          309,905             -            -

Capital Markets Funds Large Cap Growth
 Investments                                     10             -          470,321             -            -

Capital Markets Funds Large Cap Value
 Equity Investments                              10             -          634,727             -            -

Tenneco Inc. Common Stock                        10             -          577,910             -            -

                                  SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Automotive Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO AUTOMOTIVE HOURLY EMPLOYEES
                                           SAVINGS PLAN

Date: June 27, 1996                       By:     /s/ RICHARD A SNELL
                                             ----------------------------------
                                                     Richard A. Snell
                                            Chairman of the Tenneco Automotive
                                                    Benefits Committee

                                INDEX TO EXHIBIT

                                                       SEQUENTIALLY
 EXHIBIT                                                 NUMBERED
 NUMBER                                                    PAGE
 -------                                               ------------
   23    --Consent of Independent Public Accountants